SECURITIES AND EXCHANGE COMMISSION

                              Washington, D. C.  20549

                                    SCHEDULE l3D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              PAYCO AMERICAN CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     US 7043271052
                                    (CUSIP Number)

                                                  with a copy to:
Krista L. Ward                                    George J. Mazin
Stark Investments                                 Lowenstein, Sandler,Kohl,
150 West Market Street                              Fisher & Boylan, P.A.
Mequon, WI 53092                                  65 Livingston Avenue
(414) 241-1810                                    Roseland, New Jersey  07068
                                                  (201) 992-8700


                  (Name, Address and Telephone Number
                    of Person Authorized to Receive
                      Notices and Communications)

                             October 2, 1996
                 (Date of Event which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         CUSIP NO.    US 7043271052

   1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

        Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

        (a)  Not
        (b)  Applicable

   3)   SEC Use Only

   4)   Source of Funds (See Instructions):  WC

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

            Not Applicable

   6)   Citizenship or Place of Organization:

        Wisconsin

   Number of                          7)  Sole Voting Power:  546,900*
   Shares Beneficially                8)  Shared Voting Power:  0
   Owned by
   Each Reporting                     9)  Sole Dispositive Power: 546,900*
   Person With:                      10)  Shared Dispositive Power:    0

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

             546,900*

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

             Not Applicable

   13)  Percent of Class Represented by Amount in Row (11):

            5.39*

   14)  Type of Reporting Person (See Instructions):   IN


* Includes 248,050 Shares owned by Reliant Trading, 247,850 Shares owned by Shepherd Trading Limited and 51,000 Shares owned by Staro Partners. See
   Item 2 and Item 5 for additional details.



Item 1: Security and Issuer:

This statement relates to the Common Stock of Payco American Corporation
("Shares").   The issuer has principal executive offices located at 180
North Executive Drive, Brookfield, Wisconsin 53005.

Item 2: Identity and Background

1.
     a)   Name: Brian J. Stark
     b)   Residence or Business Address: 1500 West Market Street
                                         Mequon, WI 53092
     c)   Occupation:  Investment Fund Manager
                       Staro Asset Management, L.L.C., Stark & Roth,
                         Inc., Staro Partners
                       1500 West Market Street
                       Mequon, WI 53092
     d)   Convictions: none
     e)   Civil Proceedings: none
     f)   Citizenship: United States

2.
     a)   Name:  Michael A. Roth
     b)   Residence or Business Address: 1500 West Market Street
                                         Mequon, WI 53092
     c)   Occupation: Investment Fund Manager
                      Staro Asset Management, L.L.C.,
                      Stark & Roth, Inc., Staro Partners
                      1500 West Market Street
                      Mequon, WI 53092
     d)   Convictions: none
     e)   Civil Proceedings: none
     f)   Citizenship: United States

3.
     a)   Name: Staro Partners
     b)   State of Organization: Wisconsin
     c)   Principal Business: Securities Trading
     d)   Address of principal business: 1500 West Market Street
                                         Mequon, WI 53092
     e)   Address of Principal Office: same
     f)   Convictions: none
     g)   Civil proceedings: none

4.
     a)   Name: Reliant Trading
     b)   State of Organization: Wisconsin
     c)   Principal Business: Securities Trading
     d)   Address of principal business: 1500 West Market Street
                                         Mequon, WI 53092
     e)   Address of Principal Office: same
     f)   Convictions: none
     g)   Civil proceedings: none

5.
     a)   Name: Shepherd Trading Limited
     b)   State of Organization: British Virgin Islands
     c)   Principal Business: Securities Trading
          Address of principal business: c/o International Fund
                                         Administration, Ltd.
                                         48 Par-La Ville Road, Suite 464
                                         Hamilton, HM 11 Bermuda

     d)   Address of Principal Office: same
     e)   Convictions: none
     f)   Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

      All funds used by Reliant Trading to purchase Shares acquired by Reliant

Trading were obtained from the capital contributed by the limited partners of

Stark Investments, L.P. and general margin financing to Reliant Trading from brokers.  The amount of funds used in making the purchases was $3,381,386.46.

The funds used by Shepherd Trading Limited to purchase the Shares acquired by

Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited.  The amount of funds used in making the purchase was $3,378,655.27.  All funds used by Staro Partners to purchase Shares acquired by Staro Partners were obtained from the assets of Staro Partners.  The amount of funds used in making the purchase was $695,981.50.


Item 4: Purpose of Transaction

     The acquisition of the Shares by Reliant Trading, by Shepherd Trading

Limited and by Staro Partners are solely for investment purposes.  Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5:  Interest in Securities of the Issuer

      Based upon the information contained in Payco American Corporation's quarterly report on Form 10-Q for the quarterly period ending June 30, 1996,

there were issued and outstanding 10,155,085 Shares.   Messrs. Stark and Roth

beneficially own 546,900 Shares or 5.39% of the Shares.  248,050 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 248,050 Shares by virtue of their position as members of STARO ASSET MANAGE-

MENT, L.L.C., the managing partner of Reliant Trading.  247,850 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the

247,850 Shares by virtue of their position as investment manager of Shepherd

Trading Limited.  51,000 of such Shares are held by Staro Partners.  Messrs.

Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 51,000 Shares by virtue of their posi-

tion as the partners of Staro Partners.

      The following Table details the transactions by Reliant Trading, Shepherd

Trading Limited and Staro Partners in shares of Payco American Corporation during the past 60 days:


                              Shepherd Trading Limited

              Date     Quantity      Price      Transaction Type

             8/15/96    10,000       13.54     Open Mkt. Purchase
             8/15/96     5,000       13.62     Open Mkt. Purchase
             8/15/96     8,000       13.56     Open Mkt. Purchase
             8/15/96    15,000       13.60     Open Mkt. Purchase
             8/16/96     6,250       13.56     Open Mkt. Purchase
             8/19/96     4,000       13.57     Open Mkt. Purchase
             8/19/96    16,750       13.56     Open Mkt. Purchase
             8/19/96       750       13.59     Open Mkt. Purchase
             8/20/96     3,000       13.57     Open Mkt. Purchase
             8/20/96    11,500       13.56     Open Mkt. Purchase
             8/20/96     7,700       13.60     Open Mkt. Purchase
             8/21/96    19,650       13.60     Open Mkt. Purchase
             8/22/96    12,500       13.62     Open Mkt. Purchase
             8/23/96     5,000       13.68     Open Mkt. Purchase
             8/26/96     5,000       13.64     Open Mkt. Purchase
             8/26/96    19,650       13.65     Open Mkt. Purchase
             8/27/96    51,000       13.64     Open Mkt. Purchase
             8/27/96     1,550       13.62     Open Mkt. Purchase
             8/27/96     3,550       13.65     Open Mkt. Purchase
              9/5/96     6,250       13.68     Open Mkt. Purchase
             9/10/96    15,500       13.68     Open Mkt. Purchase
             10/2/96    20,250       13.71     Open Mkt. Purchase


                                   Reliant Trading

               Date     Quantity     Price        Transaction Type

             8/15/96     8,000       13.56      Open Mkt. Purchase
             8/15/96    15,000       13.60      Open Mkt. Purchase
             8/16/96     6,250       13.56      Open Mkt. Purchase
             8/19/96     4,000       13.57      Open Mkt. Purchase
             8/19/96    16,750       13.56      Open Mkt. Purchase
             8/19/96       750       13.59      Open Mkt. Purchase
             8/20/96     3,000       13.57      Open Mkt. Purchase
             8/20/96    11,500       13.56      Open Mkt. Purchase
             8/20/96     7,700       13.60      Open Mkt. Purchase
             8/21/96    19,650       13.60      Open Mkt. Purchase
             8/22/96    12,500       13.62      Open Mkt. Purchase
             8/23/96     5,000       13.68      Open Mkt. Purchase
             8/26/96     5,000       13.64      Open Mkt. Purchase
             8/26/96    19,650       13.65      Open Mkt. Purchase
             8/27/96    51,000       13.64      Open Mkt. Purchase
             8/27/96     1,550       13.62      Open Mkt. Purchase
             8/27/96     3,550       13.65      Open Mkt. Purchase
             9/5/96      6,250       13.68      Open Mkt. Purchase
             9/5/96        200       13.65      Open Mkt. Purchase
             9/10/96    15,500       13.68      Open Mkt. Purchase
             10/2/96    20,250       13.71      Open Mkt. Purchase


                               Staro Partners

               Date    Quantity       Price       Transaction Type

             8/27/96    51,000       $13.64      Open Mkt. Purchase


     No other entity controlled by the reporting persons has traded Payco American Corporation shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See Item 2.

Item 7:  Material to be filed as exhibits.

             Exhibit 1: Agreement as to joint filing.


                                    EXHIBIT 1

                           AGREEMENT AS TO JOINT FILING

                              Dated October 15, 1996

          The undersigned hereby agree that the 13D with respect to Payco American Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                   /s/Brian J. Stark
                                   Brian J. Stark


                                   /s/Michael A. Roth
                                   Michael A. Roth



                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                      October 15, 1996


                                      /s/Brian J. Stark
                                      Brian J. Stark


                                      /s/ Michael A. Roth
                                      Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).